Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Our earnings were insufficient to cover fixed charges for the six months ended June 30, 2013, and the fiscal years ended December 31, 2012, 2011, 2010 and 2008. The following table sets forth our ratio of earnings to fixed charges for the fiscal year ended December 31, 2009, and our deficiency of earnings to cover fixed charges for the six months ended June 30, 2013, and the fiscal years ended December 31, 2012, 2011, 2010 and 2008.

	Six Months Ended, June 30,	Year Ended December 31,
	2013	2012	2011	2010	2009	2008
	(In thousands, except ratio)
Fixed Charges:
Interest expense	$18,225	$66,158	$21,901	$3,008	$50	$26
Interest portion of rental expense	988	1,994	2,879	1,393	1,415	1,093
Total fixed charges	$19,213	$68,152	$24,780	$4,401	$1,465	$1,119

Earnings (loss):
Net income (loss) before provision for income taxes	$(37,936)	$(138,955)	$(62,593)	$(17,368)	$140	$(96,255)
Fixed charges per above	$19,213	$68,152	$24,780	$4,401	$1,465	$1,119
Total adjusted earnings (loss)	$(18,723)	$(70,803)	$(37,813)	$(12,967)	$1,605	$(95,136)

Ratio of earnings to fixed charges (1)	-	-	-	-	1.10	-
Deficiency of earnings available to cover fixed charges (1)	$(18,723)	$(70,803)	$(37,813)	$(12,967)	N/A	$(95,136)

(1)	Ratios of earnings to fixed charges that are less than one to one are not presented herein as the there is a deficiency in earnings available to cover fixed charges during the six months ended June 30, 2013 and the years ended December 31, 2012, 2011, 2010 and 2008.